ELEISON PHARMACEUTICALS INC.

100 Overlook Center, 2nd Floor

Princeton, New Jersey 08540

(215)554-3530

June 28, 2023

FILED BY EDGAR

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jane Park

Re:	Withdrawal of Registration Statement on Form S-1, as amended (SEC File No. 333-262321), originally filed on January 24, 2022 (together with all exhibits thereto, the “Registration Statement”)

Dear Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eleison Pharmaceuticals Inc. (the “Company”) hereby requests that the Registration Statement, together with all exhibits thereto, be withdrawn effective immediately. The Company understands that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the U.S. Securities and Exchange Commission (the “Commission”) within 15 days of the date hereof that this request for withdrawal has been denied.

The Company is requesting withdrawal of the Registration Statement due to its decision not to proceed with the offering contemplated thereby.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus included therein. In addition, the Company hereby advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited back to the Company for future use.

The Company also requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof at the earliest practical date hereafter. Please provide a copy of the Order to the undersigned and a copy to the Company’s legal counsel, Kenneth S. Rose at Kurzman Eisenberg Corbin & Lever, LLP, email: krose@kelaw.com or by fax: 212-208-6089.

Questions concerning this application for withdrawal may be directed to Mr. Rose at (914) 993-6051 or by email: krose@kelaw.com.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Edwin J. Thomas
Edwin J. Thomas
President and Chief Executive Officer

cc: Kenneth Rose, Esq.